SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.  7)*

CHARTER COMMUNICATIONS, INC.

(Name of Issuer)

CLASS A COMMON STOCK

(Title of Class of Securities)

16117M107

(CUSIP Number)

Joseph Franzi

Vulcan Cable III Inc.

505 Fifth Avenue South, Suite 900

Seattle, Washington 98104

(206) 342-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 12, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16117M107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Paul G. Allen

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[X]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 368,302,671 SHARES (1)

	8.	Shared Voting Power -0- Shares

	9.	Sole Dispositive Power 368,302,671 SHARES (1)

	10.	Shared Dispositive Power -0- Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 368,302,671 SHARES (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 58.1% beneficial ownership of Class A Common Stock (2) / 92.8% voting power (3)

14.	Type of Reporting Person (See Instructions) IN

(1)   Represents (A) 29,110,640 shares of Class A Common Stock of the Issuer held directly by Mr. Allen, (B) 10,000 vested options to acquire shares of Class A Common Stock of the Issuer and (C) shares of Class A Common Stock of the Issuer into which the following interests may be converted: (a) 50,000 shares of Class B Common Stock of the Issuer held directly by Paul G. Allen, (b) 106,715,233 Class A Common Membership Units ("Class A Units") of Charter Communications Holding Company, LLC ("Charter Holdco") held by Vulcan Cable III Inc. ("Vulcan"), (c) 217,585,246 Class A Units of Charter Holdco held by Charter Investment, Inc. ("CII"), (d) 9,597,940 Class C Common Membership Units ("Class C Units") of Charter Holdco held by Vulcan and (e) 5,233,612 Class C Common Membership Units ("Class C Units") of Charter Holdco held by CII. Each of Vulcan and CII has an exchange option with the Issuer giving it the right, at any time, to exchange both its Class A Units and Class C Units (the Class A Units and the Class C Units collectively, the "Class B Common Stock Equivalents") for shares of Class B Common Stock of the Issuer on a one-for-one basis. Class B Common Stock of the Issuer is convertible at any time into Class A Common Stock of the Issuer on a one-for-one basis. Mr. Allen is the sole stockholder of Vulcan and of CII. Mr. Allen is therefore deemed to have beneficial ownership of all of the Class B Common Stock Equivalents held by Vulcan and CII. Because Mr. Allen is the ultimate controlling person of both Vulcan and CII, he is a beneficial owner who effectively has sole voting power with respect to the Class B Common Stock Equivalents held by each entity; however, because each such controlled entity is the record holder of such Class B Common Stock Equivalents, these controlled entities may be deemed to share voting power with Mr. Allen over such Class B Common Stock Equivalents.

(2)   The calculation of the percentage assumes that: (i) the 50,000 shares of Class B Common Stock held by Mr. Allen have been converted into shares of Class A Common Stock and (ii) all Class B Common Stock Equivalents held by Vulcan and CII or that Vulcan and CII have the right to acquire within 60 days of November 12, 2003 (the "Reporting Date") have been exchanged for shares of Class A Common Stock.

(3)   Each share of Class B Common Stock of the Issuer has the right to a number of votes determined by multiplying (i) ten, and (ii) the sum of (1) the total number of shares of Class B Common Stock outstanding, and (2) the aggregate number of Class B Common Stock Equivalents, and dividing the product by the total number of shares of Class B Common Stock outstanding. The calculation of this percentage assumes that Mr. Allen's equity interests are retained in the form that maximizes voting power (i.e., the 50,000 shares of Class B Common Stock held by Mr. Allen have not been converted into shares of Class A Common Stock and that the Class B Common Stock Equivalents beneficially owned by Mr. Allen through Vulcan and CII have not been exchanged for shares of Class B Common Stock or Class A Common Stock).

CUSIP No. 16117M107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Vulcan Cable III Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[X]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization State of Washington

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 116,313,173 SHARES (1)

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 116,313,173 SHARES (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 116,313,173 SHARES (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 28.3% beneficial ownership of Class A Common Stock (2) / 0.0% voting power (3)

14.	Type of Reporting Person (See Instructions) CO

(1)   Represents Class A Common Membership Units ("Class A Units") and Class C Common Membership Units ("Class C Units" and together with the Class A Units, the "Class B Common Stock Equivalents") of Charter Communications Holding Company, LLC ("Charter Holdco") directly held by Vulcan Cable III Inc. ("Vulcan"). Vulcan has an exchange option with the Issuer giving it the right, at any time, to exchange its Class B Common Equivalents for shares of Class B Common Stock of the Issuer on a one-for-one basis. Class B Common Stock of the Issuer is convertible at any time into Class A Common Stock of the Issuer on a one-for-one basis. Paul G. Allen is the sole stockholder of Vulcan and is therefore deemed to have beneficial ownership of all of the Class B Common Equivalents that Vulcan Cable III Inc. owns. Because Mr. Allen is the ultimate controlling person of Vulcan, he is a beneficial owner who effectively has sole voting power with respect to the Class B Common Stock Equivalents held by Vulcan; however, because Vulcan is the record holder of such Class B Common Stock Equivalents, Vulcan may be deemed to share voting power with Mr. Allen over such Class B Common Stock Equivalents.

(2)   The calculation of this percentage assumes that all Class B Common Stock Equivalents held by Vulcan or that Vulcan has the right to acquire within 60 days of November 12, 2003 (the "Reporting Date") have been exchanged for shares of Class A Common Stock.

(3)   Each share of Class B Common Stock of the Issuer has the right to a number of votes determined by multiplying (i) ten, and (ii) the sum of (1) the total number of shares of Class B Common Stock outstanding, and (2) the aggregate number of Class B Common Stock Equivalents, and dividing the product by the total number of shares of Class B Common Stock outstanding. The calculation of this percentage assumes that Mr. Allen's equity interests are retained in the form that maximizes voting power (i.e., the 50,000 shares of Class B Common Stock held by Mr. Allen have not been converted into shares of Class A Common Stock and that the Class B Common Stock Equivalents owned by Vulcan and CII have not been exchanged for shares of Class B Common Stock or Class A Common Stock).

CUSIP No. 16117M107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Charter Investment, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[X]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 222,818,858 SHARES (1)

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 222,818,858 SHARES (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 222,818,858 SHARES (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 43.0% beneficial ownership of Class A Common Stock (2) / 0.0% voting power (3)

14.	Type of Reporting Person (See Instructions) CO

(1)   Represents Class A Common Membership Units ("Class A Units") and Class C Common Membership Units ("Class C Units" and together with the Class A Units, the "Class B Stock Common Equivalents") of Charter Communications Holding Company, LLC ("Charter Holdco") directly held by Charter Investment, Inc. ("CII"). CII has an exchange option with the Issuer giving it the right, at any time, to exchange its Class B Stock Common Equivalents for shares of Class B Common Stock of the Issuer on a one-for-one basis. Class B Common Stock of the Issuer is convertible at any time into Class A Common Stock of the Issuer on a one-for-one basis. Paul G. Allen is the sole stockholder of CII and is therefore deemed to have beneficial ownership of all of the Class B Common Equivalents that CII owns. Because Mr. Allen is the ultimate controlling person of CII, he is a beneficial owner who effectively has sole voting power with respect to the Class B Common Stock Equivalents held by CII; however, because CII is the record holder of such Class B Common Stock Equivalents, CII may be deemed to share voting power with Mr. Allen over such Class B Common Stock Equivalents.

(2)   The calculation of this percentage assumes that all Class B Common Stock Equivalents held by CII or that CII has the right to acquire within 60 days of November 12, 2003 (the "Reporting Date") have been exchanged for shares of Class A Common Stock.

(3)   Each share of Class B Common Stock of the Issuer has the right to a number of votes determined by multiplying (i) ten, and (ii) the sum of (1) the total number of shares of Class B Common Stock outstanding, and (2) the aggregate number of Class B Common Stock Equivalents, and dividing the product by the total number of shares of Class B Common Stock outstanding. The calculation of this percentage assumes that Mr. Allen's equity interests are retained in the form that maximizes voting power (i.e., the 50,000 shares of Class B Common Stock held by Mr. Allen have not been converted into shares of Class A Common Stock and that the Class B Common Stock Equivalents owned by Vulcan and CII have not been exchanged for shares of Class B Common Stock or Class A Common Stock).

This seventh amendment to Schedule 13D amends the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on November 22, 1999, as amended by the first amendment, as filed with the SEC on December 20, 1999, the second amendment, as filed with the SEC on September 13, 2000, the third amendment, as filed with the SEC on March 11, 2002, the fourth amendment, as filed with the SEC on May 17, 2002, the fifth amendment, as filed with the SEC on July 3, 2002, the sixth amendment, as filed with the SEC on August 8, 2002,  (as amended, the “Schedule 13D”). Capitalized terms not otherwise defined herein shall have the meaning ascribed thereto in the Schedule 13D.

Item 1.	Security and Issuer

Item 2.	Identity and Background

Item 2 is amended and restated in its entirety as follows:

The persons filing this statement are Paul G. Allen, Charter Investment, Inc. ("CII") and Vulcan Cable III Inc. ("Vulcan" and together with Paul G. Allen and CII, the "Reporting Persons"). Mr. Allen's business address is: c/o Vulcan Inc., 505 Fifth Avenue South, Suite 900, Seattle, Washington 98104. Mr. Allen is Chairman of the board of directors of the Issuer and CII and a director of Vulcan. Mr. Allen is also the sole stockholder of Vulcan and CII.

Vulcan is a Washington corporation, the principal business of which is holding equity interests in Charter Communications Holding Company, LLC ("Charter Holdco"). The address of Vulcan's principal office is 505 Fifth Avenue South, Suite 900, Seattle, Washington 98104. Mr. Allen and each of Vulcan's executive officers and directors is a U.S. citizen. Their names, business addresses and principal occupations are below.

Paul G. Allen, c/o Vulcan Inc., 505 Fifth Avenue South, Suite 900, Seattle, Washington 98104. Mr. Allen is Chairman of the board of directors of CII and of the Issuer and a director of Vulcan.  Mr. Allen is also the sole stockholder of Vulcan.  Mr. Allen is the brother of Ms. Patton.

Jo Allen Patton, c/o Vulcan Inc., 505 Fifth Avenue South, Suite 900, Seattle, Washington 98104. Ms. Patton is the director and President of Vulcan Cable III and the director and President of CII.  Ms. Patton is the sister of Mr. Allen.

Nathaniel T. Brown, c/o Vulcan Inc., 505 Fifth Avenue South, Suite 900, Seattle, Washington 98104. Mr. Brown is a Vice President of Vulcan and of CII.

Joseph D. Franzi, c/o Vulcan Inc., 505 Fifth Avenue South, Suite 900, Seattle, Washington 98104. Mr. Franzi is a Vice President and Secretary of Vulcan and a Vice President of CII.

CII is a Delaware corporation, the principal business of which is holding equity interests in Charter Holdco, a subsidiary of the Issuer, and performing various services relating to the cable assets held indirectly by Charter Holdco and the Issuer.  The address of CII's principal office is 12405 Powerscourt Drive, St. Louis, Missouri 63131.  Mr. Allen and each of CII's executive officers and directors is a U.S. citizen. Their names, business addresses and principal occupations are as follows:

Jo Allen Patton, c/o Vulcan Inc., 505 Fifth Avenue South, Suite 900, Seattle, Washington 98104.  Ms. Patton is the director and President of CII and the director and President of Vulcan Cable III. Ms. Patton is the sister of Mr. Allen.

Nathaniel T. Brown, c/o Vulcan Inc., 505 Fifth Avenue South, Suite 900, Seattle, Washington 98104. Mr. Brown is a Vice President of Vulcan and of CII.

Joseph D. Franzi, c/o Vulcan Inc., 505 Fifth Avenue South, Suite 900, Seattle, Washington 98104. Mr. Franzi is a Vice President of CII and a Vice President and Secretary of Vulcan.

During the last five years, Mr. Allen, Vulcan and CII have not, nor, to the best knowledge of Vulcan, CII and Mr. Allen, has any other person named in this Item 2, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or other Consideration.

Mr. Allen funded his purchases of the securities described in Item 5(c) with personal funds.

Item 4.	Purpose of Transaction

Item 5.	Interest in Securities of the Issuer

Item 5 is amended and restated in its entirety as follows:

a)  As of November 12, 2003 (the "Reporting Date") Mr. Allen beneficially owns 368,302,671 shares of Class A Common Stock of the Issuer, which consists of (i) 29,110,640 shares of Class A Common Stock of the Issuer held directly by Mr. Allen, (ii) 10,000 vested options on shares of Class A Common Stock of the Issuer and (iii) shares of Class A Common Stock of the Issuer into which the following interests may be converted: (a) 50,000 shares of Class B Common Stock of the Issuer held directly by Mr. Allen, (b) 106,715,233 Class A Common Membership Units ("Class A Units") of Charter Holdco held by Vulcan, (c) 217,585,246 Class A Units of Charter Holdco held by CII, (d) 9,597,940 Class C Common Membership Units ("Class C Units") of Charter Holdco that are held by Vulcan and (e) 5,233,612 Class C Units of Charter Holdco that are held by CII. Each of Vulcan and CII has an exchange option with the Issuer giving it the right, at any time, to exchange its Class A Units and Class C Units (collectively, the "Class B Common Stock Equivalents") for shares of Class B Common Stock of the Issuer on a one-for-one basis. Class B Common Stock of the Issuer is convertible at any time into Class A Common Stock of the Issuer on a one-for-one basis.

Each share of Class B Common Stock of the Issuer has the right to a number of votes determined by multiplying (i) ten, and (ii) the sum of (1) the total number of shares of Class B Common Stock outstanding, and (2) the aggregate number of Class B Common Stock Equivalents, and dividing the product by the total number of shares of Class B Common Stock outstanding. The Class B Common Stock is identical to the Class A Common Stock except that the Class A Common Stock is entitled to one vote per share and is not convertible into any other security.

As of the Reporting Date, Mr. Allen's beneficial ownership represents approximately 58.1% of the shares of the Issuers outstanding Class A Common Stock, assuming conversion of all Class B Common Stock and Class B Common Stock Equivalents, and approximately 92.8% of the voting power of the Issuers outstanding Class A Common Stock assuming no conversion of the Class B Common Stock and the Class B

Common Stock Equivalents.

Except as otherwise provided, each of the other persons named in Item 2 beneficially owns less than 0.1% of the equity and voting power of the Issuer and, except as otherwise provided below, none of the other persons named in Item 2 beneficially owns any of the Issuer's Class A Common Stock.  Included in beneficial ownership are all options that vest and will be exercisable within 60 days of the Reporting Date.

Nathaniel T. Brown, Vice President of Vulcan and of CII, beneficially owns 2,400 shares of Class A Common Stock.

Joseph D. Franzi, Vice President of CII and a Vice President and Secretary of Vulcan, beneficially owns 934 shares of Class A Common Stock.

(b)  Mr. Allen is deemed to have sole voting and dispositive power with respect to the 368,302,671 shares of Class A Common Stock that he beneficially owns directly and indirectly through CII and Vulcan (which he controls). Because Mr. Allen is the ultimate controlling person of Vulcan, Vulcan is deemed to have shared voting and dispositive power with Mr. Allen over the 116,313,173 shares of Class A Common Stock beneficially owned by Vulcan through its ownership of 106,715,233 Class A Units and 9,597,940 Class C Units of Charter Holdco.  Because Mr. Allen is the ultimate controlling person of CII, CII is deemed to have shared voting and dispositive power with Mr. Allen over the 222,818,858 shares of Class A Common Stock beneficially owned by CII through its ownership of 217,585,246 Class A Units and 5,233,612 Class C Units of Charter Holdco.

To the knowledge of the Reporting Persons, except as otherwise specified herein, each of the persons disclosed in Item 5 has sole dispositive and voting power with respect to the shares of Class A Common Stock actually held by the persons.

(c) During the 60 days prior to the Reporting Date:

On October 29, 2003, Mr. Allen acquired beneficial ownership of 324,335 shares of Class A Common Stock of the Issuer through the exercise by third parties of rights under the New Falcon Put Agreement described in Item 6. The per share Class A Common Stock equivalent price paid by Mr. Allen was $30.8323.

On November 11, 2003, Mr. Allen acquired beneficial ownership of 7,107,750 shares of Class A Common Stock of the Issuer through the exercise by third parties of rights under the New Falcon Put Agreement described in Item 6.  The per share Class A Common Stock equivalent price paid by Mr. Allen was $30.8817.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Items 6(a), 6(b) and 6(c) are amended and supplemented as follows:

(a) Rifkin/InterLink.

On October 10, 2002 a portion of the New Rifkin Accretion Put Agreement was exercised with respect to 276,591 shares of Class A Common Stock of Charter Holdco at a price of $21.6515; on February 5, 2003 a portion of the New Rifkin Accretion Put Agreement was exercised with respect to 71,545 shares of Class A Common Stock of Charter Holdco at a price of $22.0457; and on May 5, 2003 a portion of the New Rifkin

Accretion Put Agreement was exercised with respect to 905,220 shares of Class A Common Stock of Charter Holdco at a price of $22.2275.  After such exercise the New Rifkin Accretion Put Agreement applied to an aggregate of 2,000 shares of Class A Common Stock of Charter Holdco.  The obligation of Mr. Allen to purchase 2000 shares of Class A Common Stock of Charter Holdco pursuant to the New Rifkin Accretion Put Agreement expired on November 12, 2003.

(b) Falcon.

On November 25, 2002 a portion of the New Falcon Put Agreement was exercised with respect to 845,940 shares of Class A Common Stock of Charter Holdco at a price of $29.6065, and on February 25, 2003 a portion of the New Falcon Put Agreement was exercised with respect to 851,500 shares of Class A Common Stock of Charter Holdco at a price of $29.9375.  On October 29, 2003 a portion of the New Falcon Put Agreement was exercised with respect to 324,335 shares of Class A Common Stock of Charter Holdco at a price of $30.8323 per share, and on November 11, 2003 a portion of the New Falcon Put Agreement was exercised with respect to 7,107,750 shares of Class A Common Stock of Charter Holdco at a price of $30.8817 per share, assuming a closing date of November 25, 2003.  After such exercise the New Falcon Put Agreement applied to an aggregate of 36,544 shares of Class A Common Stock of Charter Holdco.  The obligation of Mr. Allen to purchase 36,544 shares of Class A Common Stock of Charter Holdco pursuant to the New Falcon Put Agreement expired on November 12, 2003.

(c) Bresnan.

On April 10, 2003, the parties to the Bresnan Letter Agreement agreed to extend the closing of the purchase of the remaining portion of the Bresnan Put Agreements until up to May 14, 2003 pursuant to a letter agreement dated April 10, 2003 (the “Bresnan Extension Letter Agreement”).

On May 13, 2003, the parties to the Bresnan Extension Letter Agreement agreed to extend the closing of the purchase of the remaining portion of the Bresnan Put Agreements until up to May 30, 2003 pursuant to a letter agreement dated May 13, 2003 (the “Bresnan Second Extension Letter Agreement”).

On June 6, 2003, Comcast Corporation, as successor to AT&T Broadband, exercised the Bresnan Put Agreements with respect to 24,273,943 Class A Preferred Membership Units in CC VIII.  After the closing of such exercise on June 5, 2003, there are no Class A Preferred Membership Units in CC VIII subject to the Bresnan Put Agreement.

An issue has arisen as to whether the documentation for the Bresnan transaction was correct and complete with regard to the ultimate ownership of the CC VIII Interest following consummation of the Comcast Put Right.  The Board of Directors of Charter Communications, Inc. (“Charter”) formed a Special Committee comprised of Messrs. Tory, Wangberg and Nelson to investigate and take any other appropriate action on Charter’s behalf with respect to this matter.  Specifically, the Special Committee considered whether it should be Charter’s position that Mr. Allen should be required to contribute the CC VIII Interest to Charter Communications Holding Company, LLC (“Charter Holdco”) in exchange for Charter Holdco membership units.  Charter’s Board of Directors recently appointed David Merritt to the Special Committee to take the place of Mr. Nelson, who is no longer a director of Charter.  After conducting an investigation of the facts and circumstances relating to this matter, the Special Committee reached a preliminary determination that, due to a mistake that occurred in preparing the Bresnan transaction documents, Charter should seek the reformation of certain contractual provisions in such documents.  The Special Committee notified Mr. Allen of this conclusion.  The Special Committee also preliminarily determined that, as part of such contract reformation, Mr. Allen should contribute the CC VIII Interest to Charter Holdco in exchange for Charter Holdco membership units.  The Special Committee also recommended to Charter’s Board of Directors that, to the extent the contract reformation is achieved, the Board should consider whether the CC

VIII Interest should ultimately be held by Charter Holdco or Charter Holdings or another entity owned directly or indirectly by them.  Mr. Allen notified the Special Committee that he disagrees with the Special Committee’s preliminary determinations.  The parties engaged in a process of non-binding mediation to seek to resolve this matter, without success.  The Special Committee is evaluating what further actions or processes it may undertake to resolve this dispute, which may include alternative dispute resolution proceedings or the initiation of judicial proceedings in the Delaware Court of Chancery.

(d)  On September 26, 2003 Vulcan Inc. and Mr. William D. Savoy agreed to terminate Mr. Savoy’s option to purchase membership units from Vulcan and exchangeable into 1,621,602 shares of Class A Common Stock.

Item 7.	Material to Be Filed as Exhibits

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 12, 2003	VULCAN CABLE III INC.

	By:	/s/ Joseph Franzi

Name: Joseph Franzi
Title: Vice President

/s/ Joseph Franzi

Dated: December 12, 2003

Paul G. Allen by Joseph Franzi as Attorney-in-Fact for Paul G. Allen pursuant to a Power of Attorney filed with Paul G. Allen’s Schedule 13G for Pathogenesis, Inc. on August 30, 1999 and incorporated by reference herein.

Dated: December 12, 2003	CHARTER INVESTMENT, INC.

	By:	/s/ Joseph Franzi

Name: Joseph Franzi
Title: Vice President